Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Viewbix Ltd.(1)	Israel
Virtual Crypto Technologies Ltd. (2)	Israel
VB Interactive Video Technologies Inc. (3)	Delaware
Emerald Medical Applications Ltd.(4)	Israel

(1)	Following the consummation of that certain Share Exchange Agreement by and between Virtual Crypto Technologies Inc. and Algomizer Ltd., dated February 7, 2019, Algomizer Ltd. assigned, transferred and delivered 99.83% of Viewbix Ltd. to Virtual Crypto Technologies Inc. Virtual Crypto Technologies Inc. changed its name to Viewbix Inc. on July 24, 2019.
(2)	Virtual Crypto Technologies Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(3)	VB Interactive Video Technologies Inc. is the wholly-owned subsidiary of Viewbix Ltd., of which Viewbix Inc. owns 99.83%.
(4)	Emerald Medical Applications Ltd. is the wholly-owned subsidiary of Viewbix Inc.